July 25, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Mark P. Shuman, Branch Chief — Legal
Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Adviser

Re:	Flextronics International Ltd.
Registration Statement on Form S-4
File No. 333-189496 and 333-189496-01 through 333-189496-11

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Flextronics International Ltd. (the “Company”) and the additional registrant guarantors named in the above-referenced Registration Statement (together with the Company, the “Registrants”) respectfully request that the effective date for the above-referenced Registration Statement on Form S-4 filed by the Registrants on June 20, 2013 and as amended on July 22, 2013 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that it will be declared effective at 2:00PM Eastern Time, on July 30, 2013, or as soon thereafter as is practicable.

The Registrants hereby acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Jeffrey N. Ostrager of Curtis, Mallet-Prevost, Colt & Mosle LLP at (212) 696-6918 or Raymond T. Hum of Curtis, Mallet-Prevost, Colt & Mosle LLP at (212) 696-8801 and that such effectiveness also be confirmed in writing.

Flextronics International Ltd. (Co. Reg. No. 199002645H)  |  2 Changi South Lane, Singapore 486123  |  Main:   +65.6876.9899  |  www.flextronics.com

Very truly yours,

FLEXTRONICS INTERNATIONAL LTD.

By:	/s/ Christopher Collier
Name:	Christopher Collier
Title:	Chief Financial Officer

FLEXTRONICS AMERICA, LLC
FLEXTRONICS INTERNATIONAL USA, INC.
FLEXTRONICS LOGISTICS USA, INC.
FLEXTRONICS INTERNATIONAL ASIA-PACIFIC LTD
FLEXTRONICS SALES & MARKETING (A-P) LTD.
FLEXTRONICS SALES AND MARKETING CONSUMER DIGITAL LTD.
FLEXTRONICS TELECOM SYSTEMS LTD
FLEXTRONICS MARKETING (L) LTD.
FLEXTRONICS SALES & MARKETING NORTH ASIA (L) LTD
FLEXTRONICS INTERNATIONAL EUROPE B.V.
FLEXTRONICS INTERNATIONAL KFT.

By:	/s/ Christopher Collier
Name:	Christopher Collier
Title:	Authorized Signatory

cc:           Jonathan S. Hoak, Flextronics International Ltd.
                Susan Marsch, Flextronics International Ltd.
                Jeffrey N. Ostrager, Curtis, Mallet-Prevost, Colt & Mosle LLP
                Raymond T. Hum, Curtis, Mallet-Prevost, Colt & Mosle LLP